UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67642

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018** AND ENDING **12/31/2018**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Carl Marks Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Third Avenue, 33rd FL

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLC

(Name – if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Speer, CFO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carl Marks Securities LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALICIA R. SMITH
Notary Public, State of New York
Registration #01SM6375718
Qualified In Kings County
Commission Expires May 29, 2022

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARL MARKS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

CARL MARKS SECURITIES LLC

Contents



EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Carl Marks Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Carl Marks Securities LLC (the "Company") a wholly-owned subsidiary of Carl Marks Advisory Group LLC, as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2008.

EISNERAMPER LLP
New York, New York
February 27, 2019



CARL MARKS SECURITIES LLC

Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$ 515,372
Advisory fees receivable	45,106
Other assets	38,926
Total assets	$ 599,404

LIABILITIES AND MEMBER'S EQUITY

Deferred revenue	$ 222,500
Accrued expenses and other liabilities	61,407
Total liabilities	283,907
Member's equity	315,497
Total liabilities and member's equity	$ 599,404

CARL MARKS SECURITIES LLC

Notes to Financial Statement
December 31, 2018

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Carl Marks Securities LLC (the "Company"), a wholly owned subsidiary of Carl Marks Advisory Group LLC (the "Parent") and a New York limited liability company, was formed on May 26, 2006. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company commenced its broker-dealer operations on October 12, 2007 and shall continue unless terminated in accordance with its operating agreement. The Company is engaged in providing advisory services involving private placement and mergers and acquisitions for its clients. It is intended that all offerings will be exempt from registration under the provisions of either Regulation D or Rule 144A. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) and does not hold customer funds or safe-keep customer securities or engage in the underwriting of securities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash:

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits.

[2] Advisory Fees:

The Company provides advisory services on mergers and acquisitions. Advisory fees represent 100% of revenue earned by the Company. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. As of December 31, 2018, the Company has deferred $222,500 in revenue related to contracts that have not been completely fulfilled.

[3] Income taxes:

As a single member LLC, the Company is considered a disregarded entity for federal, state and local income tax purposes and is not required to pay income taxes on income or gains. As such, its income and losses are reported on the Parent's tax return.

The Company has not recognized in these financial statements any interest or penalties related to income taxes and has no unrecognized tax benefits.

[4] Use of estimates:

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

CARL MARKS SECURITIES LLC

Notes to Financial Statement
December 31, 2018

[5] Fair value:

The Company carries its investment at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels: Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities; Level 2 - inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available; Level 3 - unobservable inputs reflect the assumptions that the Company or Parent develop based on available information about what market participants would use in valuing the asset or liability. The company's cash is considered a level 1 asset. Certain other financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include advisory fees receivable, other assets, accrued expenses, and other liabilities and are classified as level 2.

[6] New Accounting Guidance:

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which creates a single, principle-based model for revenue recognition and expands disclosures about revenue. The new guidance requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration the entities expect to receive in exchange for those goods and services. In addition, new guidance requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgements and changes in judgment and assets recognized from costs incurred to obtain or fulfill a contract. The standard is to be applied retrospectively. The Company has adopted the standard effective January 1, 2018 using the modified retrospective application. The cumulative effect of applying the new guidance is recognized as an adjustment to the January 1, 2018 member's equity, which resulted in a reduction to member's equity of $152,000.

NOTE C - RELATED PARTY TRANSACTIONS

The Company entered into a service agreement with the Parent in which the Company agreed to reimburse the Parent for certain general and administrative costs incurred on the Company's behalf.

In addition, direct costs, which consist of employees' compensation and benefits, are allocated to the Company based upon actual time spent by the Parent's personnel on the Company's business.

At December 31, 2018, $36,233 is included in accrued expenses and other liabilities for amounts owed to the Parent for direct costs and overhead reimbursements.

The Company's financial statements may not necessarily be indicative of the Company's financial condition and results of operations had the Company operated as an unaffiliated entity of the Parent.

NOTE D - INVESTMENT

Pursuant to the advisory services agreement with Lebenthal Holdings LLC ("Lebenthal"), on December 31, 2013 the Company purchased 1,500 common units in Lebenthal at a cost of $12,204. The Company's investment is classified as a Level 3 asset and is valued at $0.

CARL MARKS SECURITIES LLC

Notes to Financial Statement
December 31, 2018

NOTE E - NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, or $5,000, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2018, the Company's net capital of $231,465 exceeded required minimum net capital of $18,927 by $212,538 and the ratio of aggregate indebtedness to net capital was 1.22 to 1.

The Company claims exemption from the reserve requirements under Rule 15c3-3 pursuant to paragraph (k)(2)(i).

NOTE F – CLIENT REFERRAL AGREEMENT

The Company has a client referral agreement with Morgan Stanley Smith Barney LLC ("MSSB"). The Company is required to pay MSSB 20% of net cash placement fees, net advisory success, transactions, closing, retainer, or other cash or non-cash fees received by the Company in connection with any completed transaction for a referred party from MSSB. In 2018 there were two engagements pursuant to this client referral agreement. Neither of these engagements closed in 2018. Deferred revenue recorded by the Company on these engagements amounted to $97,500 in 2018.

NOTE G – SUBSEQUENT EVENT

Subsequent to December 31, 2018, there was a capital distribution of $475,000 which is not reflected in the statement of financial condition.